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                                                                    EXHIBIT 20.1

                                 PRESS RELEASE

                                          [LOGO OF AVIVA PETROLEUM APPEARS HERE]
For immediate release

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                        AVIVA PETROLEUM REPORTS CLOSING
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                        OF U.S. ONSHORE PROPERTIES SALE
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DALLAS, TEXAS, JANUARY 7, 1997 . . . .Aviva Petroleum Inc. (AMEX: "AVV"), the
Dallas based oil and gas exploration company reports today the successful closing, on December 23, 1996, of the sale of all of its United States onshore oil and gas properties for approximately $3,000,000 in cash.

Out of these proceeds, $2.8 million has been applied to reduce bank debt to just under $8 million at December 31, 1996, bringing the Company's debt to equity ratio down to approximately 30 percent. The remainder of the proceeds was added to working capital. This sale concludes the process of rationalization of assets acquired by the Company through acquisitions in 1989 and 1990.

The Company now operates both of its remaining U.S. oil and gas properties, which are in the Gulf of Mexico offshore Louisiana, at Main Pass 41 and Breton Sound 31 fields. The Company is currently conducting discussions with several prospective industry partners interested in farming-in to the Breton Sound 31 deep prospects indicated by a recently interpreted 3-D seismic survey.

Aviva Petroleum is engaged in the exploration for and the development and production of oil and gas in Colombia and offshore in the United States.
Aviva's common stock is also quoted on the London Stock Exchange (symbol "AVP").


Further Information:

Ron Suttill
Aviva Petroleum Inc.
Dallas, Texas
214 691 3464